FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com

Goodlace to Head Up Gold Fields Operations in South Africa

Johannesburg, 9 January 2007. Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) today announced that Mr. Terence Goodlace will replace the late Mr. Brendan Walker as head of its South African operations, with immediate effect. Mr. Walker was tragically killed in a car accident on 30 December 2006.

Mr Goodlace was previously head of Gold Fields' international operations.

Mr. Ian Cockerill, Chief Executive Officer of Gold Fields said:

"Terence's appointment will ensure stability and continuity at a time when we face significant new challenges in South Africa. Terence, who is well known to and respected by the South African operations, has a deep insight into and understanding of the many and complex challenges facing our operations. He has filled various operational positions in the Group with distinction over the past 20 years and is a longstanding member of the Gold Fields Executive Committee. Before becoming head of the international operations he was head of strategic planning for the Group."

Gold Fields' South African operations include the Beatrix, Driefontein and Kloof Gold Mines, as well as the recently acquired South Deep Gold Mine.

Mr. Peter McArdle, currently head of technical and strategic planning for the international operations, will act as head of international operations while a global search is conducted to fill the position on a permanent basis.

- ends -

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, DIFX, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

Directors: A J Wright (Chairman), I D Cockerill† (Chief Executive Officer),K Ansah#, A Grigorian°, N J Holland† (Chief Financial Officer), J M McMahon†, J G Hopwood, D M J Ncube, R L Pennant-Rea†, P J Ryan, T M G Sexwale, C I von Christierson
†British, #Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 January 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs